Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

March 12, 2019

Re:	OHIO POWER COMPANY
Registration Statement No. 333-230094

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ohio Power Company hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on March 15, 2019, or as soon thereafter as is practicable.

Very truly yours,

OHIO POWER COMPANY

By: /s/ William E. Johnson
William E. Johnson
Assistant Secretary

cc: Charlie Guidrey